May 10, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:      Mr. Kevin Woody
Accounting Branch Chief
cc: Howard Efron
      Staff Accountant

Re:          Kimco Realty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 1-10899

Dear Mr. Woody:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on April 30, 2013, relating to the Company’s Form 10-K for the year ended December 31, 2012, filed with the Commission on February 27, 2013. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2012

Item 2. Properties, page 11

1.
We note your disclosure on page 16 of your executed leases and leasing spreads. In future Exchange Act periodic reports please clarify the portion of the executed leases that were new leases and those that were renewals or options. Also, please provide balancing disclosure regarding your leasing cost, including tenant improvement cost and leasing commissions, for both new and renewed leases. Please disclose the square footage the leasing cost applies to or provide the cost on a per square footage basis.

Response

In response to the Staff's comment, we will, in our future filings, expand our disclosure on executed leases and leasing spreads to include the portion of the executed leases that were new leases and those that were renewals or options. Also, we will provide disclosure regarding the Company’s leasing cost, including tenant improvement cost and leasing commissions, for both new and renewed leases.   We will additionally disclose the leasing cost on a per square footage basis.

2.
In future Exchange Act periodic reports please provide disclosure regarding your lease expirations for the next 10 years, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rent represented by such leases, and (iv) the percentage of gross annual rent represented by such leases.

Response

In response to the Staff's comment, we will, in our future filings, disclose our lease expirations for the next 10 years, including (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rent represented by such leases, and (iv) the percentage of gross annual rent represented by such leases.

Acquisitions of and Improvements to Real Estate Under Development, page 25

3.
We note the three development projects and the anticipated capital commitments during 2013. In future Exchange Act periodic reports, to the extent you have a significant construction/redevelopment portfolio, please expand your disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Response

In response to the Staff's comment, to the extent that the Company has a significant construction/redevelopment portfolio, we will expand our disclosure to include information regarding anticipated completion dates, costs incurred to date and estimated costs to completion.

Financial Statements

Consolidated Statements of Cash Flows, page 47

4.
We note that you have included acquisitions of and improvements to operating real estate on one line item and acquisition of and improvements to real estate under development on a separate line item in the investing section of the cash flow statement. In future filings, please disclose separately the amounts paid for acquisitions separate from improvements for each category. In addition, please include a discussion, within your MD&A of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Response

In response to the Staff's comment, we will, in our future filings, disclose separately the amounts paid for acquisitions separate from improvements for both operating real estate and real estate under development.  Additionally, in future filings, we will include discussion within the MD&A of our improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by period and we will include a discussion of significant fluctuations between periods.   Also, in future filings we will disclose the amount of soft costs interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

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